Exhibit 21

SUBSIDIARIES

YouthStream Acquisition Corp., a Delaware corporation.

Atacama KES Holding Corporation, a Delaware corporation

KES Acquisition Company, LLC, a Delaware limited liability company

Sixdegrees, Inc., a Delaware corporation (inactive)

Trent Graphics, Inc., a Delaware corporation (inactive)

American Passage Media, Inc., a Delaware corporation (inactive)

Network Event Theater, Inc., a Delaware corporation (inactive)